June 6, 2014

James P. Gerkis
Member of the Firm

d 212.969.3135

f 212.969.2900

jgerkis@proskauer.com

www.proskauer.com

VIA EDGAR AND OVERNIGHT COURIER

Christian Windsor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	RCS Capital Corporation
Amendment No. 1 to Information Statement on Schedule 14C
Filed June 6, 2014
File No. 001-35924

Dear Mr. Windsor:

On behalf of RCS Capital Corporation, a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Exchange Act of 1934, as amended (the “Securities Act”), Amendment No. 1 (the “Revised Information Statement”) to the preliminary Information Statement on Schedule 14C filed by the Company on April 8, 2014 (the “Original Information Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 17, 2014.

For convenience of reference, each Staff comment contained in your April 17, 2014 comment letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

    June 6, 2014

The changes to the Original Information statement reflected in the Revised Information Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain information. All page references in our responses are to the pages of the Revised Information Statement. Terms used and not otherwise defined in this response letter that are defined in the Revised Information Statement shall have the meanings set forth in the Revised Information Statement. All references to “we,” “our” and “us” refer to the Company.

General

1.	Please make all changes that are applicable to this information statement that you have made in response to our comments on your Form S-1 (333-193925), Form S-4 (333-194804), and (333-194806).

We confirm that all changes applicable to the Revised Information Statement in response to the Staff’s comments on the Registration Statement on Form S-1 (File No. 333-193925) of the Company (the “Form S-1”), on the Registration Statement on Form S-4 (File No. 333-194804) of the Company and on the Registration Statement on Form S-4 (File No. 333-194806) of the Company have been reflected in Revised Information Statement, and that, to the extent there are corresponding disclosures in the Revised Information Statement, the disclosures are the same as the disclosures that were included in the final prospectus filed on June 5, 2014 pursuant to Rule 424B4 under the Securities Act of 1933 related to the Form S-1.

Action One: Approval of the Issuance of Class A Common Stock to RCAP Holdings Pursuant to the First Allied Contribution, page 5

2.	Revise this section to disclose how RCAP and RCS determined the amount that RCAP would receive in excess of the original purchase price. Please include disclosure similar to your response to prior comment 35 contained in your March 19, 2014 letter related to the S-1 (File No. 333-193925).

Consistent with the Form S-1, we have revised Action One: Approval of the Issuance of Class A Common Stock to RCAP Holdings Pursuant to the First Allied Contribution under the heading “The First Allied Contribution Agreement” on page 9 in response to your comment.

    June 6, 2014

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to James Gerkis at (212) 969-3135.

Sincerely,

/s/ James P. Gerkis

James P. Gerkis
Proskauer Rose LLP